                            [Letterhead of NN, Inc.]

                                 August 20, 2002

Via EDGAR and Facsimile

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
Attention:  Jean Yang

Re:  NN, Inc.
        Registration Statement on Form S-3
        Registration No. 333-89950

Ladies and Gentlemen:

         In accordance with Rule 477 promulgated under the Securities Act of
1933, as amended (the "Securities Act"), NN, Inc. (the "Company") hereby requests withdrawal of its Registration Statement on Form S-3 (File No.
333-89950) together with all exhibits and amendments thereto (the "Registration
Statement"), that was originally filed with the Securities and Exchange
Commission (the "Commission") on June 6, 2002 and amended on July 15, 2002. The
Registration Statement was declared effective on August 1, 2002. The Company requests withdrawal of its Registration Statement due to unfavorable market conditions. None of the Company's securities have been sold under the
Registration Statement.

         The Company requests in accordance with Securities Act Rule 457(p) that all fees paid to the Commission in connection with the filing of the
Registration Statement be credited for future use.

         If you have any questions with respect to this request, please call
Tracy Davis Mackey of the law firm of Blackwell Sanders Peper Martin LLP at
(816) 983-8625, or the undersigned at 423-743-9151.

                                   Sincerely,

                                    NN, Inc.

                                    /s/ William C. Kelly, Jr.
                                    --------------------------
                                    William C. Kelly, Jr.
                                    Secretary, Treasurer and
                                    Chief Accounting Officer
cc:  Tracy Davis Mackey